SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form  40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated April 13, 2011 filed by the Company with the Comisión Nacional de Valores.

By letter dated April 13, 2011, the Company reported that its Ordinary General Shareholders’ Meeting decided to (1) appoint Inversiones Financieras del Sur, Bank of New York Mellon and ANSES to subscribe the meeting minutes; and (2) ratify the reallocation of the accountable item which originated the dividend approved by the Shareholders’ Meeting held on December 9, 2010, as an anticipated dividend for the present fiscal year. In this sense, it was approved by majority the (i) ratification of the Board of Directors reallocation aforementioned performed in the audited balance sheet as of December 31, 2010; (ii) the rectification of the reallocation of the accountable item approved by the Shareholders’ Meeting that took place on December 9, 2010 and consequently registering a $69,000,000 payment that was perceived by the shareholders on January of this present year, under “anticipated cash dividend for the present fiscal year”; and (iii) approve all performance executed by the Board in relation to this subject, and granting authorization so as to register these acts.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: April 20, 2011.